ENM Holdings Limited

30 September 2008

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: ENM Holdings Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's profit warning announcement (both English and Chinese versions), dated 18 July 2008, published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.enmholdings.com;

2. The Company's notice of board meeting (both English and Chinese versions), dated 9 September 2008, published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.enmholdings.com;

3. The Company's interim results announcement for the six months ended 30 June 2008 (both English and Chinese versions), dated 22 September 2008, published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.enmholdings.com; and

4. The Company's 2008 Interim Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ENM HOLDINGS LIMITED

Yvonne Cheng
Company Secretary

Enclosures.

香港 九龍 尖沙嘴東部 麼地道77號 華懋廣場1502室
Suite 1502 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East Kowloon Hong Kong

Tel 852 2594 0600 Fax 852 2827 1491 URL www.enmholdings.com



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

PROFIT WARNING

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board of the Company wishes to inform the shareholders of the Company and potential investors that it is expected that the interim results of the Group for the six months ended 30 June 2008 may experience a significant decline as compared to the same period of 2007, mainly due to a substantial unrealised loss on the listed securities investment.

Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of Directors (the "Board") of ENM Holdings Limited (the "Company") wishes to inform the shareholders of the Company and potential investors that it is expected that the interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2008 may experience a significant decline as compared to the same period of 2007, mainly due to a substantial unrealised loss on the listed securities investment.

As the Company is still in the process of finalising the results for the six months ended 30 June 2008, the information contained in this announcement is only based on the preliminary assessment by the Company's management according to the management accounts of the Group which have not been audited or reviewed by the Company's auditors. Shareholders of the Company and potential investors should read the Group's interim results announcement for the six months ended 30 June 2008 carefully, which is expected to be published before the end of September 2008.

Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 18 July 2008

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the Non-executive Director is Mr. Raymond Wai Pun LAU, and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



ENM HOLDINGS LIMITED

安寧控股有限公司

（於香港成立之有限公司）

（股份代號：128）

盈利警告

本公告乃根據上市規則第13.09條而作出。

本公司董事會謹此通知本公司股東及有意投資者，預計本集團截至二零零八年六月三十日止六個月之中期業績可能較二零零七年同期大幅下降，主要由於上市證券投資出現重大未變現虧損所致。

本公司股東及有意投資者於買賣本公司之股份時，務請審慎行事。

本公告乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）第13.09條而作出。

安寧控股有限公司（「本公司」）董事會（「董事會」）謹此通知本公司股東及有意投資者，預計本公司及其附屬公司（統稱「本集團」）截至二零零八年六月三十日止六個月之中期業績可能較二零零七年同期大幅下降，主要由於上市證券投資出現重大未變現虧損所致。

由於本公司仍在進行落實其截至二零零八年六月三十日止六個月之業績，故本公告所述之資料僅由本公司管理層根據本集團之管理賬目作出初步評估而未獲本公司之核數師審核或審閱。本公司股東及有意投資者應細閱本集團截至二零零八年六月三十日止六個月之中期業績公告，而該份公告預期將於二零零八年九月底前刊發。

本公司股東及有意投資者於買賣本公司之股份時，務請審慎行事。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年七月十八日

於本公佈日期，執行董事爲梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生; 非執行董事爲劉偉楨先生; 而獨立非執行董事則爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of ENM Holdings Limited (the "Company") announces that a meeting of the Board will be held on Monday, 22 September 2008 at the registered office of the Company, for the purpose of approving, among other matters, the interim results of the Company and its subsidiaries for the six months ended 30 June 2008.

By Order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 9 September 2008

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the Non-executive Director is Mr. Raymond Wai Pun LAU, and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.



ENM HOLDINGS LIMITED

安寧控股有限公司

（於香港成立之有限公司）

（股份代號：128）

董事會會議通告

安寧控股有限公司（「本公司」）董事會（「董事會」）宣佈，本公司將於二零零八年九月二十二日(星期一)在本公司註冊辦事處舉行董事會會議，藉以批准（其中包括）本公司及其附屬公司截至二零零八年六月三十日止六個月之中期業績。

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零八年九月九日

於本公佈日期，執行董事爲梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生; 非執行董事爲劉偉楨先生; 而獨立非執行董事則爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。



ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 128)

Interim Results Announcement for the six months ended 30 June 2008

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008, together with the unaudited comparative amounts for the corresponding period in 2007.

The interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008 - unaudited
(Expressed in Hong Kong dollars("HK$"))

	Notes	Six months ended 30 June 2008 (Unaudited) HK$'000	2007 (Unaudited) HK$'000
Revenue	3	**118,144**	118,944
Cost of sales		**(49,161)**	(48,998)
Gross profit		**68,983**	69,946
Other income and gains	4	**2,928**	2,720
Selling and distribution costs		**(40,105)**	(39,790)
Administrative expenses		**(32,357)**	(31,896)
Other operating income/(expenses), net		**(17,359)**	28,993
Excess over cost on acquisition of an additional interest in a subsidiary		**6,688**	—
Gain on partial disposal of an interest in an associate		**9,278**	—
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		**2,312**	(3,986)
Finance costs	5	**(366)**	(627)
Share of profits and losses of associates		**(2,201)**	(2,495)
Profit/(loss) before tax	6	**(2,199)**	22,865
Tax	7	**4,413**	—
Profit for the period		**2,214**	22,865
Attributable to:			
Equity holders of the Company		**2,279**	24,813
Minority interests		**(65)**	(1,948)
		2,214	22,865
Earnings per share attributable to ordinary equity holders of the Company	8		
— Basic		**0.14 cents**	1.50 cents
— Diluted		**N/A**	N/A
Dividend per share	9	**Nil**	Nil

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2008 - unaudited
(Expressed in HK$)

	Notes	30 June 2008 (Unaudited) HK$'000	31 December 2007 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		**80,085**	77,303
Investment properties		**121,600**	113,900
Prepaid land premiums		**2,945**	2,986
Goodwill		**6,610**	6,610
Interests in associates		**11,861**	17,258
Other receivable		**5,424**	—
Available-for-sale equity investments		**39,490**	35,448
Total non-current assets		**268,015**	253,505
Current assets			
Inventories		**44,568**	41,359
Trade receivables	10	**5,476**	7,161
Prepayments, deposits and other receivables		**28,479**	33,656
Prepaid land premiums		**77**	77
Equity investments at fair value through profit or loss	11	**178,387**	197,894
Pledged deposits		**342**	342
Time deposits		**473,181**	495,798
Cash and bank balances		**36,343**	46,487
Total current assets		**766,853**	822,774
Current liabilities			
Trade and other payables	12	**31,855**	40,973
Interest-bearing bank and other borrowings		**1,334**	4,712
Current portion of debentures		**2,421**	2,670
Other loans		**5,430**	5,349
Tax payable		**—**	5,497
Total current liabilities		**41,040**	59,201
Net current assets		**725,813**	763,573
Total assets less current liabilities		**993,828**	1,017,078

	30 June 2008 *(Unaudited)* ***HK$'000***	31 December 2007 *(Audited)* *HK$'000*
Total assets less current liabilities	**993,828**	1,017,078
Non-current liabilities		
Debentures	**3,818**	3,462
Interest-bearing bank and other borrowings	**68**	114
Deferred revenue	**21,493**	23,015
Total non-current liabilities	**25,379**	26,591
Net assets	**968,449**	990,487
EQUITY		
Equity attributable to equity holders of the Company		
Issued capital	**16,507**	16,507
Reserves	**951,057**	943,433
	967,564	959,940
Minority interests	**885**	30,547
Total equity	**968,449**	990,487

Notes:

1 Basis of preparation and impact of new and revised Hong Kong Financial Reporting Standards

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued by the Stock Exchange. The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the application of a new accounting policy for changes in ownership interests in subsidiaries and the adoption of new Hong Kong Financial Reporting Standards ("HKFRSs") as described below.

Changes in ownership interests in subsidiaries
The excess of the carrying value of the additional net assets of a subsidiary over the consideration paid for the additional interest, arising from the increase in ownership interest in a subsidiary, is credited to the income statement in the period when the increase takes place.

Adoption of new HKFRSs
The following new HKFRSs, which also include HKASs and Interpretations, are adopted for the first time for the current period's financial statements:

HK(IFRIC)-Int 11	*HKFRS 2 - Group and Treasury Share Transactions*
HK(IFRIC)-Int 12	*Service Concession Arrangements*
HK(IFRIC)-Int 14	*HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits*, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

The adoption of the above new and revised HKFRSs has no material impact on the Group's results of operations and financial position.

2 Impact of issued but not yet effective HKFRSs

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in the interim financial statements:

HKFRS 2 Amendment	*Share-based Payment: Vesting Conditions and Cancellations*[1]
HKFRS 3 (Revised)	*Business Combinations*[4]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[4]
HKAS 32 and HKAS 1 Amendment	*Puttable Financial Instruments and Obligations Arising on Liquidation*[1]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[2]
HK(IFRIC)-Int 15	*Agreements for the Construction of Real Estate*[1]
HK(IFRIC)-Int 16	*Hedges of a Net Investment in a Foreign Operation*[3]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2008
[3] Effective for annual periods beginning on or after 1 October 2008
[4] Effective for annual periods beginning on or after 1 July 2009

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of HKAS 1 (Revised) and HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

3 Revenue and segment information

An analysis of the Group's revenue and results by business segment and an analysis of the Group's revenue by geographical segment are as follows:

(a) Business segments

	Group revenue Six months ended 30 June		Contribution to profit Six months ended 30 June	
	2008	2007	**2008**	2007
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Wholesale and retail of fashion wear and accessories	**98,310**	95,044	**(764)**	(4,442)
Telecommunications operations	**859**	635	**(718)**	2,089
Resort and recreational club operations	**8,410**	8,733	**4,903**	(305)
Investments and treasury	**10,565**	14,532	**(3,911)**	34,209
	118,144	118,944	**(490)**	31,551
Unallocated gains and expenses, net			**(1,454)**	(1,578)
Fair value gains/(losses) and write-back of deficit on revaluation:				
- Investment properties			**1,800**	(6,355)
- Resort and recreational club properties			**512**	2,369
Finance costs			**(366)**	(627)
Share of profits and losses of associates			**(2,201)**	(2,495)
Tax			**4,413**	–
Profit for the period			**2,214**	22,865

(b) Geographical segments

	Group revenue Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Hong Kong	**117,193**	118,272
Mainland China	**951**	672
	118,144	118,944

4 Other income and gains

An analysis of other income and gains is as follows:

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Rental income	**452**	428
Management fees	**516**	416
Amortisation of deferred revenue	**1,504**	1,512
Others	**456**	364
	2,928	2,720

5 Finance costs

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**234**	449
Interest on a finance lease	**7**	7
Accretion of interest on debentures	**125**	171
	366	627

6 Profit/(loss) before tax

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Cost of inventories sold	**49,056**	48,909
Recognition of prepaid land premiums*	**41**	40
Depreciation*	**3,175**	5,629
Write-back of accrued payables*	**(3,927)**	(5,488)
Dividend income#	**(1,742)**	(1,440)
Interest income#	**(8,822)**	(13,092)
Exchange gains, net*	**(5,994)**	(2,337)
Loss on disposal of items of property, plant and equipment*	**260**	–
Fair value (gains)/losses and (write-back of deficits) on revaluation of properties, net	**(2,312)**	3,986
Net fair value (gains)/losses for equity investments at fair value through profit or loss*	**23,806**	(26,157)
Gains on disposal of equity investments at fair value through profit or loss*	**–**	(1,361)

* The balances are included in "other operating income/(expenses), net" on the face of the condensed consolidated income statement.

\# The balances are included in "revenue" on the face of the condensed consolidated income statement.

7 Tax

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated income statement for the six months ended 30 June 2008 (Six months ended 30 June 2007: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the period or have available tax losses brought forward from prior years to offset against any assessable profits generated during the period. In the six months ended 30 June 2008, an overprovision for Hong Kong profits tax of HK$4,413,000 brought forward from prior years was reversed following agreement of the tax assessments with the tax authority.

As at 30 June 2008, deferred tax assets have been recognised in respect of the tax losses of certain subsidiaries of the Group only to the extent required to offset any deferred tax liabilities of the same subsidiaries recognised in connection with depreciation allowance in excess of related depreciation. Deferred tax assets have not been recognised for any other tax losses as such losses have arisen in subsidiaries of the Group that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

8 Earnings per share attributable to ordinary equity holders of the Company

(a) Basic earnings per share

The calculation of basic earnings per share amount is based on the profit attributable to ordinary equity holders of the Company for the period of HK$2,279,000 (Six months ended 30 June 2007: HK$24,813,000) and the weighted average number of ordinary shares in issue during the period of 1,650,658,676 (Six months ended 30 June 2007: 1,650,658,676).

(b) Diluted earnings per share

Diluted earnings per share amounts for both six-month periods ended 30 June 2008 and 2007 have not been disclosed as no diluting events existed during these periods.

9 Dividend

The directors do not recommend the payment of any interim dividend to shareholders (Six months ended 30 June 2007: Nil).

10 Trade Receivables

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of trade receivables as at 30 June 2008, based on the invoice date and net of provisions, is as follows:

	30 June 2008	31 December 2007
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Within one month	**2,250**	4,128
Two to three months	**489**	844
Over three months	**2,737**	2,189
	5,476	7,161

11 Equity investments at fair value through profit or loss

	30 June 2008 (Unaudited) HK$'000	31 December 2007 (Audited) HK$'000
Listed equity investments, at market value		
Hong Kong	176,753	197,497
Elsewhere	1,634	397
	178,387	197,894

The market value of the short term equity investments held as at 30 June 2008 at the date of this announcement was approximately HK$156,557,000.

12 Trade and other payables

All trade and other payables of the Group are unsecured, interest-free and repayable within three months or on demand.

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the period under review, the Group reported a turnover of HK$118,144,000 (2007: HK$118,944,000) which represents a decrease of 1% as compared to the corresponding period in 2007. Consolidated profit attributable to equity holders of the Company amounted to HK$2,279,000 (2007: HK$24,813,000) for the period ended 30 June 2008. The significant decline was mainly due to a substantial unrealised loss on the listed securities investments.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$509,524,000 (31 December 2007: HK$542,285,000). At 30 June 2008, total borrowings amount to HK$13,071,000 (31 December 2007: HK$16,307,000) with HK$9,185,000 (31 December 2007: HK$12,731,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 1.4% at the interim period end date (31 December 2007: 1.7%). The current ratio at 30 June 2008 was 18.7 times (31 December 2007: 13.9 times).

At 30 June 2008, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, operated by our associated company, Shanghai Landis Hospitality Management Co. Ltd., comprising a 4-star standard hotel with 302 rooms, an international convention centre and a clubhouse, is located in the Putao district of Shanghai. For the hotel business, sales in the first half of 2008 have increased by 30% when compared to last year owing to strong F&B and conference sales. For the clubhouse business, the numbers of membership reached 4,000-person level. Management expects new clubhouse membership to increase significantly with the completion of over 1,000 residential units nearby in the coming years.

In order to enhance membership sales and promote the Club's group tourist and corporate conference business, existing facilities have been upgraded and new facilities are being introduced. A new SPA, Japanese Restaurant and retail shops are scheduled to be opened in the second half of 2008.

Hong Kong Hilltop Country Club ("Hilltop")

Hilltop reorganized its management structure in the first half 2008. For the six months ended 30 June 2008, turnover dropped slightly due to keen competition from other new facilities in the same district. The aging of club premises also causes unsatisfactory results in member recruitment.

To enhance Hilltop's competitiveness and expand its membership base, a major club renovation program to upgrade the premises and facilities is planned. The program will be rolled out on a phased basis and will take 2 to 3 years to complete. Certain improvement works on Hilltop facilities have already commenced as at the date of this report.

Although the club renovation program is expected to have some short term adverse impact on club revenue, Management believes that the program is neccessary for the long term benefit of the club and its members. In the meantime, Hilltop is also re-positioning its marketing effort on membership recruitment to better fit the long term growth objectives of the club.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment, intra-bank fund transfer solution services and online mutual fund trading platform in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai, in which the Group owns an effective interest of 3.6%. During the first half of 2008, the performance of on-line mutual fund trading was adversely affected by the weak performance of PRC stock market. The JV's turnover for the first half of 2008 was increased by 16% and its net profit was decreased by 71% when compared with the same period in 2007.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

The disposal of a 10% equity interest in Smartdot to Mr. Jiangxiaodan, CEO and founder of Smartdot, was completed in June 2008. After the disposal, the Group continues to hold a 10% equity interest in Smartdot.

Smartdot is engaged in the development of software and solution projects in the PRC. It recorded operating losses during the first half of 2008 but with the industry practice of recognising most of the revenue from contracts when the projects completed on stage in the latter half of the year, Management believes that there will be a significant improvement in earnings in the second half of 2008.

Wireless Network Card Business

In the past few years, telecom operators like China Unicom and China Mobile have cut down the promotion of "wireless card plus air time bundle package" and the profit margin of wireless card retail business has diminished steadily. As it is the core business of Shanghai ENM Telecom & Technology Limited ("SENMTT") since its opening in July 2003, SENMTT has been inevitably adversely affected. Moreover, with the uncertainty caused by the coming restructuring and consolidation of the PRC telecom industry, Management has slowed down the operation pending completion of the telecom industry restructuring and setting of new corresponding business strategies.

Retail Fashion

The Swank Shop Limited ("Swank")

Turnover of HK$98,000,000 for the first half of 2008 represents a slight upward trend over the same period last year with an improvement of gross profit from 49% to 52%. This was due to favourable market sentiment prior to the Sichuan earthquake in the PRC as well as improved control of internal operation.

Looking ahead, the worldwide economy is slowing down and it would affect consumer spending. However, as the Group has consolidated our shareholder position in Swank in the first half of 2008 (Details are included in " Material Acquisition and Disposal of Investments" section below), we are in a better position to rebuild its brand and franchise value. Our first expansion will be in Beijing, China. A 6,500 sq. ft. new shop will be opened at Jinbao Street early next year.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated specialty pharmaceutical company that encompasses new drug development and new formulation capabilities, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

To accommodate expected strong growth in the contract research organization ("CRO") service business, Genovate has established a fully owned, independent service company named Qualitix Clinical Research Co in June 2008, preparing for expansion of its operation to the PRC in 2009. Genovate is also seeking more formulation development and OEM business with Japanese pharmaceutical companies to expand its regional business.

Research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI) have continued to progress. These research programs focus on specialty drugs for the treatment of gout and metabolic disorder.

MATERIAL ACQUISITION AND DISPOSAL OF INVESTMENTS

On 17 December 2007, Lion Dragon Limited, a wholly-owned subsidiary of the Company, entered into a share transfer agreement with Jiangxiaodan to dispose a 10% equity interest in Beijing Smartdot Technologies Co. Ltd. ("Smartdot") at a consideration of RMB12,000,000 (equivalent to HK$13,320,000) (the "Disposal"). The Disposal was completed on 12 June 2008. After the Disposal, the Group continues to hold a 10% equity interest in Smartdot.

On 21 January 2008, e-Media (Asia) Limited, a wholly-owned subsidiary of the Company, entered into agreements with Kenmure Limited's minority shareholders to acquire an aggregate additional 40% interest in Kenmure Limited at a total cash consideration of HK$22,000,000 (the "Acquisition"). Kenmure Limited owns the entire interest of Swank, the Fashion Business of the Group. The Acquisition constituted a major and connected transaction for the Company, details of which are set out in the Company's circular dated 14 April 2008. The Acquisition was approved by the Company's independent shareholders at the extraordinary general meeting held on 30 April 2008. The Acquisition was completed on 15 May 2008 and thus Kenmure Limited has become a wholly-owned subsidiary of the Company.

Save as disclosed above, the Group had no material acquisition and disposal of investments during the six months ended 30 June 2008.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2008.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2008 in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules except for the deviation in respect of the service term of directors under Code Provision A.4.1 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

BOARD OF DIRECTORS

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 22 September 2008



ENM HOLDINGS LIMITED
安寧控股有限公司
（於香港成立之有限公司）
（股份代號：128）

截至二零零八年六月三十日止六個月
中期業績公佈

安寧控股有限公司（「本公司」）董事會（「董事會」）謹此呈報本公司及其附屬公司（統稱「本集團」）截至二零零八年六月三十日止六個月之未經審核簡明綜合中期業績，連同二零零七年同期之未經審核比較數字。

本中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合收益表

截至二零零八年六月三十日止六個月－未經審核
（以港元（「港元」）呈列）

	附註	截至六月三十日止六個月 二零零八年 （未經審核） 千港元	二零零七年 （未經審核） 千港元
收入	3	118,144	118,944
銷售成本		(49,161)	(48,998)
毛利		68,983	69,946
其他收入及收益	4	2,928	2,720
銷售及分銷費用		(40,105)	(39,790)
行政費用		(32,357)	(31,896)
其他經營收入／（開支）淨額		(17,359)	28,993
收購附屬公司之額外權益超越成本		6,688	—
出售部份聯營公司權益之收益		9,278	—
物業公允值收益／（虧損）及撥回重估虧絀淨額		2,312	(3,986)
融資成本	5	(366)	(627)
應佔聯營公司溢利及虧損		(2,201)	(2,495)
除稅前溢利／（虧損）	6	(2,199)	22,865
稅項	7	4,413	—
期內溢利		2,214	22,865
可分配於：			
本公司權益持有人		2,279	24,813
少數股東權益		(65)	(1,948)
		2,214	22,865
本公司普通股權益持有人應佔每股盈利	8		
－基本		0.14仙	1.50仙
－攤薄		不適用	不適用
每股股息	9	零	零

簡明綜合資產負債表

二零零八年六月三十日－未經審核
（以港元呈列）

	附註	二零零八年 六月三十日 （未經審核） 千港元	二零零七年 十二月三十一日 （經審核） 千港元
非流動資產			
物業、機器及設備		80,085	77,303
投資物業		121,600	113,900
預付土地租賃款項		2,945	2,986
商譽		6,610	6,610
於聯營公司之權益		11,861	17,258
其他應收款項		5,424	-
可供出售之股本投資		39,490	35,448
非流動資產總值		268,015	253,505
流動資產			
存貨		44,568	41,359
應收賬款	10	5,476	7,161
預付款項、按金及其他應收款項		28,479	33,656
預付土地租賃款項		77	77
按公允值計入損益中之股本投資	11	178,387	197,894
已抵押存款		342	342
定期存款		473,181	495,798
現金及銀行結餘		36,343	46,487
流動資產總值		766,853	822,774
流動負債			
應付賬款及其他應付款項	12	31,855	40,973
附息銀行及其他借款		1,334	4,712
債券之即期部份		2,421	2,670
其他貸款		5,430	5,349
應付稅項		-	5,497
流動負債總額		41,040	59,201
流動資產淨值		725,813	763,573
總資產減流動負債		993,828	1,017,078

	二零零八年 六月三十日 *(未經審核)* *千港元*	二零零七年 十二月三十一日 *(經審核)* *千港元*
總資產減流動負債	993,828	1,017,078
非流動負債		
債券	3,818	3,462
附息銀行及其他借款	68	114
遞延收入	21,493	23,015
非流動負債總額	25,379	26,591
資產淨值	968,449	990,487
權益		
本公司權益持有人應佔權益		
已發行股本	16,507	16,507
儲備	951,057	943,433
	967,564	959,940
少數股東權益	885	30,547
權益總額	968,449	990,487

附註：

1 **編製基準及新增及經修訂香港財務報告準則之影響**

簡明綜合中期財務報表已根據香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「*中期財務報告*」及香港聯合交易所有限公司（「聯交所」）頒佈之香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16編製而成。編製中期財務報表時所採納之會計政策及編製基準與截至二零零七年十二月三十一日止年度本集團之年度財務報表內所採用者均屬相同，惟於採納以下附屬公司之擁有權權益變動之新增會計政策及新增香港財務報告準則（「香港財務報告準則」）除外。

於附屬公司之擁有權權益變動

因增加附屬公司之擁有權權益而產生之收益（即附屬公司額外淨資產賬面值超過就額外權益而支付之代價）已於擁有權增加時於收益表中列賬。

採納新增香港財務報告準則

首次適用於本會計期間實施之新增香港財務報告準則（包括香港會計準則及詮釋）如下：

香港（國際財務報告詮釋委員會）－詮釋第11號	*香港財務報告準則第2號－集團及庫存股份交易*
香港（國際財務報告詮釋委員會）－詮釋第12號	*服務特許權安排*
香港（國際財務報告詮釋委員會）－詮釋第14號	*香港會計準則第19號－定額利益資產之限制，最低資本規定及其相互配合關係*

香港（國際財務報告詮釋委員會）－詮釋第11號規定，僱員獲授本集團權益工具之安排須列為權益交易計劃，即使該等工具乃由本集團向其他人士購買或由股東提供。香港（國際財務報告詮釋委員會）－詮釋第11號亦規定在涉及本集團內部兩個或以上實體以股權為付款基礎交易之會計方法。

香港（國際財務報告詮釋委員會）－詮釋第12號規定，公共對私人服務特許權安排之經營者須按照合約安排之條款，將換取建築服務而已收取或應收取之代價確認為金融資產及／或無形資產。香港（國際財務報告詮釋委員會）－詮釋第12號亦提出，在政府或公營實體授予興建作提供及／或供應公共服務之基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排產生之責任及權利入賬。

香港（國際財務報告詮釋委員會）－詮釋第14號提出，根據香港會計準則第19號「*僱員福利*」，如何評估有關定額福利計劃（特別是存在最低供款規定時）未來供款之退款或扣減款額可確認為資產之限制。

採納上述新增及經修訂香港財務報告準則並無對本集團之經營業績及財務狀況造成重大影響。

2 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在本中期財務報表內應用下列已公佈但尚未生效之新增及經修訂香港財務報告準則：

香港財務報告準則第2號（修訂）	*以股權支付：歸屬條件及註銷* [1]
香港財務報告準則第3號（經修訂）	*業務合併* [4]
香港財務報告準則第8號	*營運分類* [1]
香港會計準則第1號（經修訂）	*財務報表呈列* [1]
香港會計準則第23號（經修訂）	*借貸成本* [1]
香港會計準則第27號（經修訂）	*綜合及獨立財務報表* [4]
香港會計準則第32號及香港會計準則第1號（修訂）	*可沽售金融工具及清盤時產生之責任* [1]
香港（國際財務報告詮釋委員會）第13號	*客戶忠誠計劃* [2]
香港（國際財務報告詮釋委員會）第15號	*興建房產協議* [1]
香港（國際財務報告詮釋委員會）第16號	*海外業務投資淨額對沖* [3]

[1] 於二零零九年一月一日或之後開始之年度期間生效
[2] 於二零零八年七月一日或之後開始之年度期間生效
[3] 於二零零八年十月一日或之後開始之年度期間生效
[4] 於二零零九年七月一日或之後開始之年度期間生效

本集團現正就該等新增及經修訂香港財務報告準則於初步應用時之影響進行評估。到目前爲止本集團認爲，儘管採納香港會計準則第1號（經修訂）及香港財務報告準則第8號或會導致新增或經修訂披露，惟該等新增及經修訂香港財務報告準則不大可能對本集團之經營業績及財務狀況產生重大影響。

3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入 截至六月三十日止六個月 二零零八年 （未經審核） 千港元	 二零零七年 （未經審核） 千港元	溢利之貢獻 截至六月三十日止六個月 二零零八年 （未經審核） 千港元	 二零零七年 （未經審核） 千港元
批發及零售時裝及飾物	98,310	95,044	(764)	(4,442)
經營電訊業務	859	635	(718)	2,089
經營渡假中心及俱樂部	8,410	8,733	4,903	(305)
投資及財務管理	10,565	14,532	(3,911)	34,209
	118,144	118,944	(490)	31,551
未分配收入及支出淨額			(1,454)	(1,578)
公允值收益／(虧損）及撥回重估虧絀:				
－投資物業			1,800	(6,355)
－渡假中心及俱樂部物業			512	2,369
融資成本			(366)	(627)
應佔聯營公司溢利及虧損			(2,201)	(2,495)
稅項			4,413	－
期內溢利			2,214	22,865

(b) 地區分類

	集團收入 截至六月三十日止六個月 二零零八年 （未經審核） 千港元	 二零零七年 （未經審核） 千港元
香港	117,193	118,272
中國大陸	951	672
	118,144	118,944

4 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	（未經審核）	*（未經審核）*
	千港元	*千港元*
租金收入	452	428
管理費	516	416
遞延收入攤銷	1,504	1,512
其他	456	364
	2,928	2,720

5 融資成本

	截至六月三十日止六個月	
	二零零八年	二零零七年
	（未經審核）	*（未經審核）*
	千港元	*千港元*
須於五年內悉數償還之銀行貸款及透支之利息	234	449
融資租賃之利息	7	7
債券之累增利息	125	171
	366	627

6 除稅前溢利／（虧損）

本集團之除稅前溢利／（虧損）經扣除／（計入）下列各項：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	（未經審核）	*（未經審核）*
	千港元	*千港元*
銷售存貨成本	49,056	48,909
預付土地租賃款項之確認*	41	40
折舊*	3,175	5,629
應計應付款項之撥回*	(3,927)	(5,488)
股息收入#	(1,742)	(1,440)
利息收入#	(8,822)	(13,092)
匯兌收益淨額*	(5,994)	(2,337)
出售物業、機器及設備項目之虧損*	260	—
物業公允值（收益）／虧損及（撥回重估虧絀）淨額	(2,312)	3,986
按公允值計入損益中之股本投資之公允值（收益）／虧損淨額*	23,806	(26,157)
出售按公允值計入損益中之股本投資之收益*	—	(1,361)

* 該等結餘已計入簡明綜合收益表中「其他經營收入／（開支）淨額」一項。
# 該等結餘已計入簡明綜合收益表中「收入」一項。

7 稅項

由於本公司及其附屬公司於本期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本期間產生之應課稅溢利，故於截至二零零八年六月三十日止六個月之簡明綜合收益表內，並無作出香港利得稅及海外所得稅撥備（截至二零零七年六月三十日止六個月：無）。於截至二零零八年六月三十日止六個月，根據與稅務局協定之稅務評估，撥回過往年度香港利得稅超額撥備4,413,000港元。

於二零零八年六月三十日，本集團若干附屬公司有關稅務虧損之遞延稅項資產已予確認，惟僅以須抵銷於相同附屬公司就超出相關折舊之折舊免稅額所確認之任何遞延稅項負債爲限。由於任何其他稅務虧損乃由若干已虧損有一段時間之附屬公司產生，或由若干未能預測未來可否獲得應課稅溢利之附屬公司產生，故並未就其遞延稅項資產進行確認。

8 本公司普通股權益持有人應佔每股盈利

(a) 每股基本盈利

每股基本盈利乃根據期內本公司普通股權益持有人應佔溢利2,279,000港元（截至二零零七年六月三十日止六個月：24,813,000港元）及期內已發行普通股加權平均數1,650,658,676股（截至二零零七年六月三十日止六個月：1,650,658,676股）計算。

(b) 每股攤薄盈利

由於截至二零零八年及二零零七年六月三十日止兩個六個月期間並無存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利金額。

9 股息

董事並不建議向股東派發任何中期股息（截至二零零七年六月三十日止六個月：無）。

10 應收賬款

本集團與其貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會按個別基準考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於二零零八年六月三十日之應收賬款（按發票日期計算，並已扣除撥備）之賬齡分析如下：

	二零零八年 六月三十日 *（未經審核）* *千港元*	二零零七年 十二月三十一日 *（經審核）* *千港元*
一個月之內	2,250	4,128
二至三個月	489	844
三個月以上	2,737	2,189
	5,476	7,161

11 按公允值計入損益中之股本投資

	二零零八年 六月三十日 *（未經審核）* *千港元*	二零零七年 十二月三十一日 *（經審核）* *千港元*
上市股本投資，按市值：		
香港	176,753	197,497
其他地方	1,634	397
	178,387	197,894

於二零零八年六月三十日持有之短期股本投資，於本公佈日期之市值約爲156,557,000港元。

12 應付賬款及其他應付款項

本集團所有應付賬款及其他應付款項乃無抵押、免息及須於三個月內到期或於接獲通知時償還。

行政總裁報告書

財務回顧

於回顧期間，本集團錄得營業額118,144,000港元（二零零七年：118,944,000港元），較二零零七年同期減少1%。於截至二零零八年六月三十日止期間，本公司權益持有人應佔綜合溢利爲2,279,000港元（二零零七年：24,813,000港元），大幅倒退主要由於上市股份投資之重大未變現虧損所致。

流動資金及財務狀況

本集團之財務狀況穩健，持有509,524,000港元（二零零七年十二月三十一日：542,285,000港元）現金及存款。於二零零八年六月三十日，借貸總額爲13,071,000港元（二零零七年十二月三十一日：16,307,000港元），其中9,185,000港元（二零零七年十二月三十一日：12,731,000港元）須於一年內到期償還。於中期報告結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比較）爲1.4%（二零零七年十二月三十一日：1.7%）。於二零零八年六月三十日之流動比率爲18.7倍（二零零七年十二月三十一日：13.9倍）。

於二零零八年六月三十日，本集團之借貸及銀行結餘主要以港元及美元爲單位，而匯兌差額已於中期財務報告反映。本集團之所有借款均爲免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯及市場狀況，以判斷是否需要作出任何對沖。

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店（「洋洋顯達」）

洋洋顯達由本公司聯營公司上海麗致育樂經營管理有限公司經營，位於上海普陀區，由一間設有302個房間之四星級酒店、一座國際會議中心及一個俱樂部組成。就酒店業務而言，由於餐飲及會議業務銷售額強勁，二零零八年上半年之銷售額較上一年度同期相比增加30%。就俱樂部業務而言，會員人數已達4,000人。管理層預期隨著未來數年周邊1,000個住宅單位落成，俱樂部的新成員將大幅增加。

爲提升俱樂部會籍銷售並促進俱樂部之團隊旅遊及公司會議等業務，本集團已對現有設施進行升級並引進新設施。一間新水療館、日式餐廳及多家零售店計劃將於二零零八年下半年開幕。

香港顯達鄉村俱樂部（「顯達」）

顯達於二零零八年上半年重組其管理架構。由於同一區域內其他新建設施競爭激烈，截至二零零八年六月三十日止六個月，營業額輕微下降。俱樂部經營場所老化亦導致會員招募結果欠理想。

爲提升顯達之競爭力並擴展其會籍基礎，本集團計劃進行一項大型俱樂部翻新項目，以提升經營場所及設施質素。該項目將分期展開，須於兩至三年內竣工。於本報告刊發之日，顯達設施之若干改善工程經已展開。

儘管俱樂部翻新項目預期會對俱樂部之收益產生若干短期不利影響，但管理層認爲該項目對俱樂部及其成員之長遠利益而言實屬必需。同時，顯達亦就其會員招募之市場方向重新定位，以更附合俱樂部之長遠增長目標。

電訊及科技

SinoPay.com Holdings Limited（「SinoPay」）

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司（「合營公司」），在中國提供商業對客戶電子支付、銀行間跨行轉賬解決方案服務及網上互惠基金交易平台。本集團擁有該合營公司之3.6%實際權益。於二零零八年上半年內，網上互惠基金交易之業績因中國股市表現疲軟而受到不利影響。較二零零七年同期相比，合營公司截至二零零八年上半年之營業額增加16%而純利則減少71%。

北京慧點科技開發有限公司（「慧點」）

出售慧點10%之股權予慧點行政總裁及創辦人姜曉丹先生之事項已於二零零八年六月完成。出售完成後，本集團繼續持有慧點10%之股權。

慧點於中國從事軟件開發及解決方案項目。於二零零八年上半年錄得經營虧損，但由於行業慣例，大部分合約收益均按該項目的完成階段於下半年入賬，故管理層相信二零零八年下半年的盈利將會大幅改善。

無線上網卡業務

過去幾年，電訊運營商如中國聯通及中國移動通信等已減少推廣「無線上網卡與通話時間捆綁方案」，故無線卡零售業務利潤率已穩步縮減。由於此乃上海安電通信科技發展有限公司（「上海安電」）自二零零三年七月開業以來之主要業務，故上海安電不免受到不利影響。此外，鑑於中國電訊行業即將重組及整固而導致之不明確因素，管理層已將營運放緩，以待完成電訊業重組及設定相應新業務策略。

時裝零售

詩韻有限公司（「詩韻」）

於二零零八年上半年，詩韻之營業額爲98,000,000港元，較去年同期略呈上升趨勢，而毛利由49%增至52%，此乃由於中國四川地震前市場氣氛良好以及內部營運控制改善所致。

展望未來，世界經濟增長放緩將會影響消費意欲。然而，由於本集團在二零零八年上半年已鞏固在詩韻之股東地位（詳情載於下文「投資之重大收購與出售」），故在品牌重建及專營權價值方面佔據較佳位置。詩韻之初步擴充地區將會是中國北京。明年年初，一間佔地6,500平方呎之新店將於金寶街開業。

生物醫藥

健亞生物科技股份有限公司（「健亞」）

健亞爲一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、爲本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

爲適應委託臨床研究（「委託臨床研究」）服務業務預期之快速增長，健亞已於二零零八年六月成立一間全資擁有之獨立服務公司華鼎生技顧問股份有限公司，爲其於二零零九年將業務擴展至中國作準備。健亞亦積極尋求與日本藥品公司從事更多劑型研製及OEM（委託生產）業務以拓展其區域業務。

健亞與包括台灣工業科技研究院（「工研院」）及國家衛生研究院（「國研院」）在內之政府機構合作之研究計劃穩步推進。該等研究計劃專注於治療痛風及代謝紊亂之特色藥品之開發。

投資之重大收購與出售

於二零零七年十二月十七日，本公司全資附屬公司獅龍有限公司與姜曉丹先生訂立權益轉讓協議，以代價人民幣12,000,000元（相等於13,320,000港元）出售北京慧點科技開發有限公司（「慧點」）之10%股權（「出售事項」）。出售事項於二零零八年六月十二日完成。出售事項完成後，本集團繼續持有慧點10%股權。

於二零零八年一月二十一日，本公司全資附屬公司e-Media (Asia) Limited與Kenmure Limited之少數股東訂立協議，以總現金代價22,000,000港元收購其於Kenmure Limited合共40%額外權益（「收購事項」）。Kenmure Limited擁有本集團從事時裝業務的詩韻全部權益。收購事項構成本公司一項主要及關連交易，詳情載於本公司日期為二零零八年四月十四日之通函。收購事項已獲本公司獨立股東於二零零八年四月三十日舉行之股東特別大會上通過。收購事項於二零零八年五月十五日完成，Kenmure Limited已成為本公司全資附屬公司。

除上文所披露者外，截至二零零八年六月三十日止六個月內，本集團概無進行其他投資之重大收購與出售。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零八年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無本公司之董事知悉任何資料，足以合理地顯示本公司於截至二零零八年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則（「企業管治守則」）之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1條有關董事服務任期之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

董事會

於本公佈日期，本公司執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事爲劉偉楨先生；而本公司獨立非執行董事爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零八年九月二十二日


安寧控股有限公司
ENM Holdings Limited
(Stock Code: 0128)

Interim Report **2008**



The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008, together with the unaudited comparative amounts for the corresponding period in 2007.

This interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2008 - unaudited
(Expressed in Hong Kong dollars ("HK$"))

		Six months ended 30 June	
	Notes	**2008** **(Unaudited)** **HK$'000**	2007 *(Unaudited)* *HK$'000*
Revenue	3	**118,144**	118,944
Cost of sales		**(49,161)**	(48,998)
Gross profit		**68,983**	69,946
Other income and gains	4	**2,928**	2,720
Selling and distribution costs		**(40,105)**	(39,790)
Administrative expenses		**(32,357)**	(31,896)
Other operating income/(expenses), net		**(17,359)**	28,993
Excess over cost on acquisition of an additional interest in a subsidiary	19(d)	**6,688**	–
Gain on partial disposal of an interest in an associate	19(e)	**9,278**	–
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		**2,312**	(3,986)
Finance costs	5	**(366)**	(627)
Share of profits and losses of associates		**(2,201)**	(2,495)
Profit/(loss) before tax	6	**(2,199)**	22,865
Tax	7	**4,413**	–
Profit for the period		**2,214**	22,865
Attributable to:			
Equity holders of the Company		**2,279**	24,813
Minority interests		**(65)**	(1,948)
		2,214	22,865
Earnings per share attributable to ordinary equity holders of the Company	8		
– Basic		**0.14 cents**	1.50 cents
– Diluted		**N/A**	N/A
Dividend per share	9	**Nil**	Nil

The notes on pages 6 to 16 form part of this interim financial report.



CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2008 - unaudited
(Expressed in HK$)

	Notes	30 June 2008 (Unaudited) HK$'000	31 December 2007 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		**80,085**	77,303
Investment properties		**121,600**	113,900
Prepaid land premiums		**2,945**	2,986
Goodwill		**6,610**	6,610
Interests in associates		**11,861**	17,258
Other receivable		**5,424**	–
Available-for-sale equity investments	10	**39,490**	35,448
Total non-current assets		**268,015**	253,505
Current assets			
Inventories		**44,568**	41,359
Trade receivables	11	**5,476**	7,161
Prepayments, deposits and other receivables		**28,479**	33,656
Prepaid land premiums		**77**	77
Equity investments at fair value through profit or loss	12	**178,387**	197,894
Pledged deposits		**342**	342
Time deposits		**473,181**	495,798
Cash and bank balances		**36,343**	46,487
Total current assets		**766,853**	822,774
Current liabilities			
Trade and other payables	13	**31,855**	40,973
Interest-bearing bank and other borrowings		**1,334**	4,712
Current portion of debentures	14	**2,421**	2,670
Other loans	19(b)	**5,430**	5,349
Tax payable		**–**	5,497
Total current liabilities		**41,040**	59,201
Net current assets		**725,813**	763,573
Total assets less current liabilities - page 3		**993,828**	1,017,078



CONDENSED CONSOLIDATED BALANCE SHEET (continued)

As at 30 June 2008 - unaudited
(Expressed in HK$)

	Notes	**30 June 2008 (Unaudited) HK$'000**	31 December 2007 (Audited) HK$'000
Total assets less current liabilities - page 2		**993,828**	1,017,078
Non-current liabilities			
Debentures	14	**3,818**	3,462
Interest-bearing bank and other borrowings		**68**	114
Deferred revenue		**21,493**	23,015
Total non-current liabilities		**25,379**	26,591
Net assets		**968,449**	990,487
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	16	**16,507**	16,507
Reserves	17	**951,057**	943,433
		967,564	959,940
Minority interests	17	**885**	30,547
Total equity		**968,449**	990,487

The notes on pages 6 to 16 form part of this interim financial report.



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2008 - unaudited
(Expressed in HK$)

	Notes	Six months ended 30 June	
		2008	2007
		(Unaudited)	*(Unaudited)*
		HK$'000	*HK$'000*
Total equity at 1 January		**990,487**	929,417
Changes in equity during the period:			
Exchange differences on translation of financial statements of foreign operations		**1,996**	3,701
Surplus on revaluation	17	**3,461**	–
Net gains recognised directly in equity		**5,457**	3,701
Profit for the period		**2,214**	22,865
Total recognised income and expense for the period		**7,671**	26,566
Acquisition of an additional interest in a subsidiary	17	**(29,709)**	–
Total equity at 30 June		**968,449**	955,983
Total recognised income and expense for the period attributable to:			
Equity holders of the Company		**7,624**	28,514
Minority interests		**47**	(1,948)
		7,671	26,566

The notes on pages 6 to 16 form part of this interim financial report.



CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2008- unaudited
(Expressed in HK$)

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Net cash inflow/(outflow) from operating activities	**29**	(21,795)
Net cash inflow/(outflow) from investing activities	**(169,132)**	38,404
Net cash inflow/(outflow) from financing activities	**(3,625)**	790
Net increase/(decrease) in cash and cash equivalents	**(172,728)**	17,399
Cash and cash equivalents at beginning of period	**271,576**	27,148
Effect of foreign exchange rate changes, net	**611**	–
Cash and cash equivalents at end of period	**99,459**	44,547
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**36,343**	28,351
Non-pledged time deposits with original maturity of less than three months when acquired	**63,116**	16,196
	99,459	44,547

The notes on pages 6 to 16 form part of this interim financial report.



NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in HK$)

1 BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued by the Stock Exchange. The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007, except for the application of a new accounting policy for changes in ownership interests in subsidiaries and the adoption of new Hong Kong Financial Reporting Standards ("HKFRSs") as described below.

Changes in ownership interests in subsidiaries

The excess of the carrying value of the additional net assets of a subsidiary over the consideration paid for the additional interest, arising from the increase in ownership interest in a subsidiary, is credited to the income statement in the period when the increase takes place.

Adoption of new HKFRSs

The following new HKFRSs, which also include HKASs and Interpreations, are adopted for the first time for the current period's financial statements:

HK(IFRIC)-Int 11	*HKFRS 2 - Group and Treasury Share Transactions*
HK(IFRIC)-Int 12	*Service Concession Arrangements*
HK(IFRIC)-Int 14	*HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services.



1 BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (continued)

Adoption of new HKFRSs (continued)

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits*, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

The adoption of the above new and revised HKFRSs has no material impact on the Group's results of operations and financial position.

2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HKFRSs

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these interim financial statements:

HKFRS 2 Amendment	*Share-based Payment: Vesting Conditions and Cancellations*[1]
HKFRS 3 (Revised)	*Business Combinations*[4]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[4]
HKAS 32 and HKAS 1 Amendment	*Puttable Financial Instruments and Obligations Arising on Liquidation*[1]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[2]
HK(IFRIC)-Int 15	*Agreements for the Construction of Real Estate*[1]
HK(IFRIC)-Int 16	*Hedges of a Net Investment in a Foreign Operation*[3]

1 Effective for annual periods beginning on or after 1 January 2009
2 Effective for annual periods beginning on or after 1 July 2008
3 Effective for annual periods beginning on or after 1 October 2008
4 Effective for annual periods beginning on or after 1 July 2009

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of HKAS 1 (Revised) and HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.



3 REVENUE AND SEGMENT INFORMATION

An analysis of the Group's revenue and results by business segment and an analysis of the Group's revenue by geographical segment are as follows:

(a) Business segments

	Group revenue Six months ended 30 June		Contribution to profit Six months ended 30 June	
	2008	2007	**2008**	2007
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Wholesale and retail of fashion wear and accessories	**98,310**	95,044	**(764)**	(4,442)
Telecommunications operations	**859**	635	**(718)**	2,089
Resort and recreational club operations	**8,410**	8,733	**4,903**	(305)
Investments and treasury	**10,565**	14,532	**(3,911)**	34,209
	118,144	118,944	**(490)**	31,551
Unallocated gains and expenses, net			**(1,454)**	(1,578)
Fair value gains/(losses) and write-back of deficits on revaluation:				
– Investment properties			**1,800**	(6,355)
– Resort and recreational club properties			**512**	2,369
Finance costs			**(366)**	(627)
Share of profits and losses of associates			**(2,201)**	(2,495)
Tax			**4,413**	–
Profit for the period			**2,214**	22,865

(b) Geographical segments

	Group revenue Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Hong Kong	**117,193**	118,272
Mainland China	**951**	672
	118,144	118,944



4 OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Rental income	**452**	428
Management fees	**516**	416
Amortisation of deferred revenue	**1,504**	1,512
Others	**456**	364
	2,928	2,720

5 FINANCE COSTS

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**234**	449
Interest on a finance lease	**7**	7
Accretion of interest on debentures	**125**	171
	366	627



6 PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Cost of inventories sold	**49,056**	48,909
Recognition of prepaid land premiums*	**41**	40
Depreciation*	**3,175**	5,629
Write-back of accrued payables*	**(3,927)**	(5,488)
Dividend income#	**(1,742)**	(1,440)
Interest income#	**(8,822)**	(13,092)
Exchange gains, net*	**(5,994)**	(2,337)
Loss on disposal of items of property, plant and equipment*	**260**	–
Fair value (gains)/losses and (write-back of deficits) on revaluation of properties, net	**(2,312)**	3,986
Net fair value (gains)/losses for equity investments at fair value through profit or loss*	**23,806**	(26,157)
Gains on disposal of equity investments at fair value through profit or loss*	**–**	(1,361)

* The balances are included in "other operating income/(expenses), net" on the face of the condensed consolidated income statement.

The balances are included in "revenue" on the face of the condensed consolidated income statement.

7 TAX

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated income statement for the six months ended 30 June 2008 (Six months ended 30 June 2007: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the period or have available tax losses brought forward from prior years to offset against any assessable profits generated during the period. In the six months ended 30 June 2008, an overprovision for Hong Kong profits tax of HK$4,413,000 brought forward from prior years was reversed following agreement of the tax assessments with the tax authority.

As at 30 June 2008, deferred tax assets have been recognised in respect of the tax losses of certain subsidiaries of the Group only to the extent required to offset any deferred tax liabilities of the same subsidiaries recognised in connection with depreciation allowance in excess of related depreciation. Deferred tax assets have not been recognised for any other tax losses as such losses have arisen in subsidiaries of the Group that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.



8 EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

(a) Basic earnings per share

The calculation of basic earnings per share amount is based on the profit attributable to ordinary equity holders of the Company for the period of HK$2,279,000 (Six months ended 30 June 2007: HK$24,813,000) and the weighted average number of ordinary shares in issue during the period of 1,650,658,676 (Six months ended 30 June 2007: 1,650,658,676).

(b) Diluted earnings per share

Diluted earnings per share amounts for both six-month periods ended 30 June 2008 and 2007 have not been disclosed as no diluting events existed during these periods.

9 DIVIDEND

The directors do not recommend the payment of any interim dividend to shareholders (Six months ended 30 June 2007: Nil).

10 AVAILABLE-FOR-SALE EQUITY INVESTMENTS

	30 June 2008 ***(Unaudited)*** ***HK$'000***	31 December 2007 *(Audited)* *HK$'000*
Overseas listed equity investments, at fair value	**70**	70
Unlisted equity investments, at cost less impairment loss	**39,420**	35,378
	39,490	35,448

The above investments consist of investments in equity securities which are designated as available-for-sale financial assets and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, because the directors are of the opinion that their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution, electronic payment and intra-bank fund transfer services or software development and solution projects.



11 TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of trade receivables as at 30 June 2008, based on the invoice date and net of provisions, is as follows:

	30 June 2008	31 December 2007
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Within one month	**2,250**	4,128
Two to three months	**489**	844
Over three months	**2,737**	2,189
	5,476	7,161

12 EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2008	31 December 2007
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Listed equity investments, at market value		
Hong Kong	**176,753**	197,497
Elsewhere	**1,634**	397
	178,387	197,894

At the date of approval of the interim report, the market value of the short term equity investments held as at 30 June 2008 was approximately HK$156,557,000.

13 TRADE AND OTHER PAYABLES

All trade and other payables of the Group are unsecured, interest-free and repayable within three months or on demand.



14 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by a subsidiary of the Group, Hill Top Country Club Limited, subject to the rules and by-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from the payment of monthly subscription. At 30 June 2008, the redeemable periods of the Group's debentures carried at amortised costs were as follows:

	30 June 2008	31 December 2007
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Within one year	**2,421**	2,670
In the second year	**335**	385
In the third to fifth years, inclusive	**3,483**	3,077
	3,818	3,462
	6,239	6,132

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

15 SHARE OPTIONS

As at 30 June 2008 and in the six months then ended, no share option of the Company was outstanding.

16 SHARE CAPITAL

	30 June 2008	31 December 2007
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Authorised:		
100,000,000,000 (31 December 2007: 100,000,000,000) ordinary shares of HK$0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (31 December 2007: 1,650,658,676) ordinary shares of HK$0.01 each	**16,507**	16,507

In 2002, the Company underwent a capital reorganisation scheme, details of which are set out in note 32 on the Company's statutory financial statements for the year ended 31 December 2007.



17 RESERVES

	Share premium account (Unaudited) HK$'000	Capital redemption reserve (Unaudited) HK$'000	Special reserve (Unaudited) HK$'000	Exchange fluctuation reserve (Unaudited) HK$'000	Property revaluation reserve (Unaudited) HK$'000	Accumulated losses (Unaudited) HK$'000	Total (Unaudited) HK$'000	Minority interests (Unaudited) HK$'000
	Attributable to equity holders of the Company							
At 1 January 2007	1,189,721	478	808,822	2,633	4,121	(1,120,378)	885,397	27,513
Exchange realignment	–	–	–	3,701	–	–	3,701	–
Profit/(loss) for the period	–	–	–	–	–	24,813	24,813	(1,948)
At 30 June 2007	1,189,721	478	808,822	6,334	4,121	(1,095,565)	913,911	25,565
At 1 January 2008	1,189,721	478	808,822	8,243	–	(1,063,831)	943,433	30,547
Surplus on revaluation	–	–	–	–	3,461	–	3,461	–
Exchange realignment	–	–	–	1,884	–	–	1,884	112
Profit/(loss) for the period	–	–	–	–	–	2,279	2,279	(65)
Acquisition of an additional interest in a subsidiary	–	–	–	–	–	–	–	(29,709)
At 30 June 2008	**1,189,721**	**478**	**808,822**	**10,127**	**3,461**	**(1,061,552)**	**951,057**	**885**

18 CONTINGENT LIABILITIES

At 30 June 2008, the Company or the Group had the following significant contingent liabilities:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to changes of rates applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account of the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

In view of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(b) A bank guarantee given to a lessor in lieu of the Group's shop rental deposit amounted to HK$531,000 (31 December 2007: HKD531,000).

(c) The Company had corporate guarantees executed as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (31 December 2007: HK$342,000).



19 RELATED PARTY TRANSACTIONS

(a) The Group's material transactions with related parties during the period were as follows:

	Notes	Six months ended 30 June	
		2008	2007
		(Unaudited)	*(Unaudited)*
		HK$'000	*HK$'000*
Rental expenses and building management fees paid to related companies	(i)	**1,125**	943
Rental income from an associate	(ii)	**452**	400
Purchase of fashion accessories from a company in which the spouse of a director of a subsidiary of the Group has a controlling interest	(iii)	**583**	–

Notes:

(i) The rental expenses and building management fees paid to related companies controlled by a substantial shareholder of the Company were in accordance with a tenancy agreement and determined by reference to prevailing market prices.

(ii) The rental income from an associate arose from the lease of resort and recreational club properties in accordance with an operating lease arrangement agreed with the associate.

(iii) The fashion accessories purchased by a subsidiary of the Group were at prices agreed between the subsidiary and the related party.

(b) As at 30 June 2008, the unsecured loans from a minority shareholder of a subsidiary denominated in foreign currencies amounted to RMB1,216,241 (31 December 2007: RMB1,216,241) and US$521,859 (31 December 2007: US$521,859). The loans are interest-free and have no fixed terms of repayments. The carrying amounts of these loans approximate to their fair values.

(c) Compensation of key management personnel of the Group:

	Six months ended 30 June	
	2008	2007
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Short term employee benefits	**6,166**	5,576
Post-employment benefits	**36**	90
Total compensation paid to key management personnel	**6,202**	5,666

19 RELATED PARTY TRANSACTIONS (continued)

(d) On 15 May 2008, the Group completed the acquisition of an additional 40% equity interest in Kenmure Limited ("Kenmure") from Kenmure's minority shareholders at an aggregate consideration of HK$22,000,000. Kenmure is an investment holding company which holds a 100% equity interest in The Swank Shop Limited, the Group's subsidiary principally engaged in the wholesale and retail of fashion wear and accessories. In this connection, the Group recognised a discount on acquisition of HK$6,688,000 based on the excess of the 40% consolidated net assets of Kenmure, as included in the Group's consolidated balance sheet as at the completion date of the acquisition, over the consideration of the acquisition plus transaction costs.

(e) On 12 June 2008, the Group completed the disposal of a 10% equity interest in Beijing Smartdot Technologies Co. Limited ("Smartdot"), a 20%-owned associate of the Group prior to the disposal, to another shareholder of Smartdot for a consideration of RMB12,000,000 (equivalent to HK$13,320,000). In this connection, the Group recognised a gain on disposal of HK$9,278,000 based on the excess of the consideration for the disposal over the 10% share of the net assets of Smartdot, as included in the Group's consolidated balance sheet as at the completion date of the disposal.

20 APPROVAL OF INTERIM FINANCIAL REPORT

The unaudited interim financial report was approved and authorised for issue by the board of directors on 22 September 2008.



REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

ERNST & YOUNG

To the Board of Directors of ENM Holdings Limited
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 1 to 16 which comprises the condensed consolidated balance sheet of ENM Holdings Limited as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Ernst & Young
Certified Public Accountants
18/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

22 September 2008



INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period (2007: Nil).

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the period under review, the Group reported a turnover of HK$118,144,000 (2007: HK$118,944,000) which represents a decrease of 1% as compared to the corresponding period in 2007. Consolidated profit attributable to equity holders of the Company amounted to HK$2,279,000 (2007: HK$24,813,000) for the period ended 30 June 2008. The significant decline was mainly due to a substantial unrealised loss on the listed securities investments.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$509,524,000 (31 December 2007: HK$542,285,000). At 30 June 2008, total borrowings amount to HK$13,071,000 (31 December 2007: HK$16,307,000) with HK$9,185,000 (31 December 2007: HK$12,731,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 1.4% at the interim period end date (31 December 2007: 1.7%). The current ratio at 30 June 2008 was 18.7 times (31 December 2007: 13.9 times).

At 30 June 2008, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (31 December 2007: US$44,000) were given to banks to secure general banking facilities to the extent of US$44,000 as at 30 June 2008 (31 December 2007: US$44,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 247 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.



BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, operated by our associated company, Shanghai Landis Hospitality Management Co. Ltd., comprising a 4-star standard hotel with 302 rooms, an international convention centre and a clubhouse, is located in the Putao district of Shanghai. For the hotel business, sales in the first half of 2008 have increased by 30% when compared to last year owing to strong F&B and conference sales. For the clubhouse business, the numbers of membership reached 4,000-person level. Management expects new clubhouse membership to increase significantly with the completion of over 1,000 residential units nearby in the coming years.

In order to enhance membership sales and promote the Club's group tourist and corporate conference business, existing facilities have been upgraded and new facilities are being introduced. A new SPA, Japanese Restaurant and retail shops are scheduled to be opened in the second half of 2008.

Hong Kong Hilltop Country Club ("Hilltop")

Hilltop reorganized its management structure in the first half 2008. For the six months ended 30 June 2008, turnover dropped slightly due to keen competition from other new facilities in the same district. The aging of club premises also causes unsatisfactory results in member recruitment.

To enhance Hilltop's competitiveness and expand its membership base, a major club renovation program to upgrade the premises and facilities is planned. The program will be rolled out on a phased basis and will take 2 to 3 years to complete. Certain improvement works on Hilltop facilities have already commenced as at the date of this report.

Although the club renovation program is expected to have some short term adverse impact on club revenue, Management believes that the program is neccessary for the long term benefit of the club and its members. In the meantime, Hilltop is also re-positioning its marketing effort on membership recruitment to better fit the long term growth objectives of the club.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment, intra-bank fund transfer solution services and online mutual fund trading platform in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai, in which the Group owns an effective interest of 3.6%. During the first half of 2008, the performance of on-line mutual fund trading was adversely affected by the weak performance of PRC stock market. The JV's turnover for the first half of 2008 was increased by 16% and its net profit was decreased by 71% when compared with the same period in 2007.



Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

The disposal of a 10% equity interest in Smartdot to Mr. Jiangxiaodan, CEO and founder of Smartdot, was completed in June 2008. After the disposal, the Group continues to hold a 10% equity interest in Smartdot.

Smartdot is engaged in the development of software and solution projects in the PRC. It recorded operating losses during the first half of 2008 but with the industry practice of recognising most of the revenue from contracts when the projects completed on stage in the latter half of the year, Management believes that there will be a significant improvement in earnings in the second half of 2008.

Wireless Network Card Business

In the past few years, telecom operators like China Unicom and China Mobile have cut down the promotion of "wireless card plus air time bundle package" and the profit margin of wireless card retail business has diminished steadily. As it is the core business of Shanghai ENM Telecom & Technology Limited ("SENMTT") since its opening in July 2003, SENMTT has been inevitably adversely affected. Moreover, with the uncertainty caused by the coming restructuring and consolidation of the PRC telecom industry, Management has slowed down the operation pending completion of the telecom industry restructuring and setting of new corresponding business strategies.

Retail Fashion

The Swank Shop Limited ("Swank")

Turnover of HK$98,000,000 for the first half of 2008 represents a slight upward trend over the same period last year with an improvement of gross profit from 49% to 52%. This was due to favourable market sentiment prior to the Sichuan earthquake in the PRC as well as improved control of internal operation.

Looking ahead, the worldwide economy is slowing down and it would affect consumer spending. However, as the Group has consolidated our shareholder position in Swank in the first half of 2008 (Details are included in "Material Acquisition and Disposal of Investments" section below), we are in a better position to rebuild its brand and franchise value. Our first expansion will be in Beijing, China. A 6,500 sq. ft. new shop will be opened at Jinbao Street early next year.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated specialty pharmaceutical company that encompasses new drug development and new formulation capabilities, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

To accommodate expected strong growth in the contract research organization ("CRO") service business, Genovate has established a fully owned, independent service company named Qualitix Clinical Research Co in June 2008, preparing for expansion of its operation to the PRC in 2009. Genovate is also seeking more formulation development and OEM business with Japanese pharmaceutical companies to expand its regional business.

Research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI) have continued to progress. These research programs focus on specialty drugs for the treatment of gout and metabolic disorder.



MATERIAL ACQUISITION AND DISPOSAL OF INVESTMENTS

On 17 December 2007, Lion Dragon Limited, a wholly-owned subsidiary of the Company, entered into a share transfer agreement with Jiangxiaodan to dispose a 10% equity interest in Beijing Smartdot Technologies Co. Ltd. ("Smartdot") at a consideration of RMB12,000,000 (equivalent to HK$13,320,000) (the "Disposal"). The Disposal was completed on 12 June 2008. After the Disposal, the Group continues to hold a 10% equity interest in Smartdot.

On 21 January 2008, e-Media (Asia) Limited, a wholly-owned subsidiary of the Company, entered into agreements with Kenmure Limited's minority shareholders to acquire an aggregate additional 40% interest in Kenmure Limited at a total cash consideration of HK$22,000,000 (the "Acquisition"). Kenmure Limited owns the entire interest of Swank, the Fashion Business of the Group. The Acquisition constituted a major and connected transaction for the Company, details of which are set out in the Company's circular dated 14 April 2008. The Acquisition was approved by the Company's independent shareholders at the extraordinary general meeting held on 30 April 2008. The Acquisition was completed on 15 May 2008 and thus Kenmure Limited has become a wholly-owned subsidiary of the Company.

Save as disclosed above, the Group had no material acquisition and disposal of investments during the six months ended 30 June 2008.

AUDIT COMMITTEE

The Company has an audit committee which was established pursuant to the requirements of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises of one non-executive director and three independent non-executive directors of the Company. The interim financial report for the six months ended 30 June 2008 has been reviewed by the Audit Committee.

REMUNERATION COMMITTEE

The Company has a remuneration committee which was established pursuant to the requirements of the Listing Rules. The remuneration committee comprises of two independent non-executive directors namely Dr Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON and one executive director namely Mr. Joseph Wing Kong LEUNG.



DIRECTORS' INTERESTS IN SHARES

At 30 June 2008, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 30 June 2008, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEME

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the adoption of a share option scheme (the "Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company with a flexible means of giving incentives and rewards to executive directors and employees for their contributions to the Group. A summary of the principal terms of the Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. No option has been granted under the Scheme since its inception.

At no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 30 June 2008, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company:

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,216,503	–	162,216,503	9.8%
Solution Bridge Limited	408,757,642	–	408,757,642	24.8%
Ms Nina KUNG (deceased) *(Note)*	–	570,974,145	570,974,145	34.6%

Note: The interest disclosed under Ms Nina KUNG (deceased) represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 30 June 2008, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.



PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2008.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2008 in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules except for the deviation in respect of the service term of directors under Code Provision A.4.1 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of all directors, all directors have complied with the required standard set out in the Model Code during the six months ended 30 June 2008.

BOARD OF DIRECTORS

As at the date of this report, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 22 September 2008



CORPORATE INFORMATION

EXECUTIVE DIRECTORS
Joseph Wing Kong LEUNG *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek Wai Choi LEUNG
Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR
Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS
Cecil Sze Tsung CHAO
Jen CHEN
Ian Grant ROBINSON

QUALIFIED ACCOUNTANT
Victor Yiu Keung CHIANG

COMPANY SECRETARY
Pui Man CHENG

AUDITORS
Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong

SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS
UBS AG
United Commercial Bank
Hang Seng Bank Limited
The Hongkong & Shanghai Banking Corporation Limited

REGISTERED OFFICE
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG
27 April 1966

LISTING
16 November 1972

NO. OF EMPLOYEES
247

WEB SITE
www.enmholdings.com

STOCK CODE
Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENMHY

CORPORATE COMMUNICATIONS
Tel : (852) 2594 0600
Fax : (852) 2827 1491
Email : info@enmholdings.com



公司資料

執行董事
梁榮江 *(主席)*
吳智明 *(行政總裁)*
梁煒才
楊永東

非執行董事
劉偉檳

獨立非執行董事
趙世曾
陳正
Ian Grant ROBINSON

合資格會計師
蔣耀強

公司秘書
鄭佩敏

核數師
安永會計師事務所
香港中環
金融街8號
國際金融中心
2期18樓

股份過戶登記處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行
瑞士銀行
聯合銀行
恒生銀行有限公司
香港上海匯豐銀行有限公司

註冊辦事處
香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期
一九六六年四月二十七日

上市日期
一九七二年十一月十六日

僱員人數
247名

公司網址
www.enmholdings.com

股份代號
香港聯交所：0128
美國預託證券：ENMHY

企業傳訊
電話：(852) 2594 0600
傳真：(852) 2827 1491
電郵：info@enmholdings.com



購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零八年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無本公司之董事知悉任何資料，足以合理地顯示本公司於截至二零零八年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則(「企業管治守則」)之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1條有關董事服務任期之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均並非以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

董事進行證券交易之標準守則

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易之標準守則(「標準守則」)，作為本公司董事買賣本公司證券之操守守則。根據向全體董事作出之具體查詢，全體董事確認於截至二零零八年六月三十日止六個月內，已一直遵守標準守則所載之規定標準。

董事會

於本報告日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉檳先生；而本公司獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零八年九月二十二日



董事於股份之權益

於二零零八年六月三十日，本公司一名董事於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份中擁有須記入本公司根據證券及期貨條例第352條存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上述披露者外，於二零零八年六月三十日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

購股權計劃

為符合上市規則第17章(經修訂)，及為本公司提供一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行之本公司股東特別大會上，本公司股東已正式批准採納一項購股權計劃(「計劃」)。該計劃之主要條款概要載於二零零二年五月二十八日向股東寄發之通函內。自開始採納以來，概無購股權根據該計劃授出。

任何董事或彼等之其配偶或未成年子女概無於本期間任何時間獲授予可藉購買本公司股份或債券而獲益之權利，亦無行使任何該等權利。本公司或其任何附屬公司亦無參與任何安排，致使董事可取得任何其他法人團體之該等權利。

主要股東於股份之權益

於二零零八年六月三十日，載於本公司根據證券及期貨條例第336條所規定存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

於本公司每股面值0.01港元普通股之好倉：

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,216,503	–	162,216,503	9.8%
Solution Bridge Limited	408,757,642	–	408,757,642	24.8%
龔如心女士(已故)*(附註)*	–	570,974,145	570,974,145	34.6%

附註： 龔如心女士(已故)名下所披露之權益為因其於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士(已故)於本公司股份所持有之權益。

除以上所披露者外，於二零零八年六月三十日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司股份。

投資之重大收購與出售

於二零零七年十二月十七日，本公司全資附屬公司獅龍有限公司與姜曉丹先生訂立權益轉讓協議，以代價人民幣12,000,000元（相等於13,320,000港元）出售北京慧點科技開發有限公司（「慧點」）之10%股權（「出售事項」）。出售事項於二零零八年六月十二日完成。出售事項完成後，本集團繼續持有慧點10%股權。

於二零零八年一月二十一日，本公司全資附屬公司e-Media (Asia) Limited與Kenmure Limited之少數股東訂立協議，以總現金代價22,000,000港元收購其於Kenmure Limited合共40%額外權益（「收購事項」）。Kenmure Limited擁有本集團從事時裝業務的詩韻全部權益。收購事項構成本公司一項主要及關連交易，詳情載於本公司日期為二零零八年四月十四日之通函。收購事項已獲本公司獨立股東於二零零八年四月三十日舉行之股東特別大會上通過。收購事項於二零零八年五月十五日完成，Kenmure Limited已成為本公司全資附屬公司。

除上文所披露者外，截至二零零八年六月三十日止六個月內，本集團概無進行其他投資之重大收購與出售。

審核委員會

本公司根據上市規則之規定成立審核委員會，負責審閱及監察本集團之財務申報過程及內部監控。審核委員會由本公司一名非執行董事及三名獨立非執行董事組成。審核委員會已審閱截至二零零八年六月三十日止六個月之中期財務報告。

薪酬委員會

本公司根據上市規則之規定成立薪酬委員會，薪酬委員會由兩名獨立非執行董事趙世曾博士及Ian Grant ROBINSON先生及一名執行董事梁榮江先生組成。



北京慧點科技開發有限公司(「慧點」)

出售慧點10%之股權予慧點行政總裁及創辦人姜曉丹先生之事項已於二零零八年六月完成。出售完成後，本集團繼續持有慧點10%之股權。

慧點於中國從事軟件開發及解決方案項目。於二零零八年上半年錄得經營虧損，但由於行業慣例，大部分合約收益均按該項目的完成階段於下半年入賬，故管理層相信二零零八年下半年的盈利將會大幅改善。

無線上網卡業務

過去幾年，電訊運營商如中國聯通及中國移動通信等已減少推廣「無線上網卡與通話時間捆綁方案」，故無線卡零售業務利潤率已穩步縮減。由於此乃上海安電通信科技發展有限公司(「上海安電」)自二零零三年七月開業以來之主要業務，故上海安電不免受到不利影響。此外，鑑於中國電訊行業即將重組及整固而導致之不明確因素，管理層已將營運放緩，以待完成電訊業重組及設定相應新業務策略。

時裝零售

詩韻有限公司(「詩韻」)

於二零零八年上半年，詩韻之營業額為98,000,000港元，較去年同期略呈上升趨勢，而毛利由49%增至52%，此乃由於中國四川地震前市場氣氛良好以及內部營運控制改善所致。

展望未來，世界經濟增長放緩將會影響消費意欲。然而，由於本集團在二零零八年上半年已鞏固在詩韻之股東地位(詳情載於下文「投資之重大收購與出售」)，故在重建品牌及專營權價值方面佔據較佳位置。詩韻之初步擴充地區將會是中國北京。明年年初，一間佔地6,500平方呎之新店將於金寶街開業。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞為一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

為配合委託臨床研究(「委託臨床研究」)服務業務預期之快速增長，健亞已於二零零八年六月成立一間全資擁有之獨立服務公司華鼎生技顧問股份有限公司，為其於二零零九年將業務擴展至中國作準備。健亞亦積極尋求與日本藥品公司從事更多劑型研製及OEM(委託生產)業務以拓展其區域業務。

健亞與包括台灣工業科技研究院(「工研院」)及國家衛生研究院(「國研院」)在內之政府機構合作之研究計劃穩步推進。該等研究計劃專注於治療痛風及代謝紊亂之特色藥品之開發。



業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店(「洋洋顯達」)

洋洋顯達由本公司聯營公司上海麗致育樂經營管理有限公司經營，位於上海普陀區，由一間設有302個房間之四星級酒店、一座國際會議中心及一個俱樂部組成。就酒店業務而言，由於餐飲及會議業務銷售額強勁，二零零八年上半年之銷售額較上一年度同期相比增加30%。就俱樂部業務而言，會員人數已達4,000人。管理層預期隨著未來數年周邊1,000個住宅單位落成，俱樂部的新成員將大幅增加。

為提升俱樂部會籍銷售並促進俱樂部之團隊旅遊及公司會議等業務，本集團已對現有設施進行升級並引進新設施。一間新水療館、日式餐廳及多家零售店計劃將於二零零八年下半年開幕。

香港顯達鄉村俱樂部(「顯達」)

顯達於二零零八年上半年重組其管理架構。由於同一區域內其他新建設施競爭激烈，截至二零零八年六月三十日止六個月，營業額輕微下降。俱樂部經營場所老化亦導致會員招募結果欠理想。

為提升顯達之競爭力並擴展其會籍基礎，本集團計劃進行一項大型俱樂部翻新項目，以提升經營場所及設施質素。該項目將分期展開，須於兩至三年內竣工。於本報告刊發之日，顯達設施之若干改善工程經已展開。

儘管俱樂部翻新項目預期會對俱樂部之收益產生若干短期不利影響，但管理層認為該項目對俱樂部及其成員之長遠利益而言實屬必需。同時，顯達亦就其會員招募之市場方向重新定位，以更附合俱樂部之長遠增長目標。

電訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司(「合營公司」)，在中國提供商業對客戶電子支付、銀行間跨行轉賬解決方案服務及網上互惠基金交易平台。本集團擁有該合營公司之3.6%實際權益。於二零零八年上半年內，網上互惠基金交易之業績因中國股市表現疲軟而受到不利影響。較二零零七年同期相比，合營公司截至二零零八年上半年之營業額增加16%而純利則減少71%。



中期股息

董事並不建議就呈報期間派發中期股息(二零零七年：無)。

行政總裁報告書

財務回顧

於回顧期間，本集團錄得營業額118,144,000港元(二零零七年：118,944,000港元)，較二零零七年同期減少1%。於截至二零零八年六月三十日止期間，本公司權益持有人應佔綜合溢利為2,279,000港元(二零零七年：24,813,000港元)，大幅倒退主要由於上市股份投資之重大未變現虧損所致。

流動資金及財務狀況

本集團之財務狀況穩健，持有509,524,000港元(二零零七年十二月三十一日：542,285,000港元)現金及存款。於二零零八年六月三十日，借貸總額為13,071,000港元(二零零七年十二月三十一日：16,307,000港元)，其中9,185,000港元(二零零七年十二月三十一日：12,731,000港元)須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即借貸總額與本公司權益持有人應佔權益之比較)為1.4%(二零零七年十二月三十一日：1.7%)。於二零零八年六月三十日之流動比率為18.7倍(二零零七年十二月三十一日：13.9倍)。

於二零零八年六月三十日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯及市場狀況，以判斷是否需要作出任何對沖。

資產抵押

本集團於二零零八年六月三十日抵押其定期存款44,000美元(二零零七年十二月三十一日：44,000美元)，作為取得金額達44,000美元(二零零七年十二月三十一日：44,000美元)之一般銀行融資之抵押。

僱員及酬金政策

於本報告日期，本集團合共聘用247名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現釐定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。



中期財務資料審閱報告

ERNST & YOUNG

致安寧控股有限公司董事會
(於香港註冊成立之有限公司)

前言

本所已完成審閱載於第1至16頁之中期財務資料，包括於二零零八年六月三十日安寧控股有限公司的簡明綜合資產負債表及於截至該日止六個月之相關簡明綜合收益表，權益變動表及現金流量表，以及解釋附註。按照香港聯合交易所有限公司證券上市規則之規定，中期財務資料必須遵照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及該準則所載之有關條文編製。

董事負責按香港會計準則第34號編製及呈列此中期財務資料。本所之責任是根據審閱之結果就中期財務資料作出結論。本所之報告按本所同意之聘用條款只向彼等之法人團體作出報告，而並無其他目的。本所不會就本報告之內容對任何其他人士負上責任或接受權責。

審閱範圍

本所根據香港會計師公會頒佈之香港審閱工作準則第2410號「獨立核數師對中期財務資料之審閱」進行審閱。中期財務資料之審閱範圍包括主要向財務及會計事宜之負責人作出查詢，及採用分析及其他審閱程序。由於審閱工作涵蓋之範圍遠較根據香港核數準則之審核工作為少，故本所不保證已知悉所有應於審核工作確認之重大事項。因此，本所不會發表任何審核意見。

結論

按照本所之審閱，概無發現任何事項，令本所相信本中期財務資料有任何主要內容並非根據香港會計準則第34號編製。

安永會計師事務所
執業會計師
香港
中環金融街八號
國際金融中心二期十八樓

二零零八年九月二十二日



19 關連人士交易(續)

(d) 於二零零八年五月十五日，本集團完成向Kenmure Limited(「Kenmure」)之少數股東收購於Kenmure之額外40%股權，總代價為22,000,000港元。Kenmure乃一間投資控股公司，持有詩韻有限公司(本集團之附屬公司，主要從事時裝及飾物之批發及零售)之100%股權。據此，本集團按Kenmure 40%之綜合淨資產值(於收購完成日期計入本集團之綜合資產負債表)超過收購代價及交易成本而確認之收購折讓為6,688,000港元。

(e) 於二零零八年六月十二日，本集團完成出售於北京慧點科技開發有限公司(「慧點」)(於出售前，乃為本集團擁有20%權益之聯營公司)之10%股權予慧點之另一名股東，代價為人民幣12,000,000元(相等於13,320,000港元)。據此，本集團按出售代價超過慧點10%之綜合淨資產值(於出售完成日期計入本集團之綜合資產負債表)而確認之出售收益為9,278,000港元。

20 批准中期財務報告

董事會於二零零八年九月二十二日批准並授權刊發未經審核中期財務報告。



19 關連人士交易

(a) 本集團於期內與關連人士進行下列重大交易：

	附註	截至六月三十日止六個月 二零零八年 (未經審核) 千港元	二零零七年 (未經審核) 千港元
付予關連公司之租金開支及物業管理費	(i)	**1,125**	943
來自聯營公司之租金收入	(ii)	**452**	400
向一間公司(本集團一間附屬公司董事之配偶於該公司擁有控股權益)購買時尚飾物	(iii)	**583**	–

附註：

(i) 向本公司一名主要股東所控制之關連公司支付之租金開支及物業管理費，乃根據一租約及參考普遍市場價格而釐定。

(ii) 來自一聯營公司之租金收入乃根據本集團與該聯營公司訂立之經營租約安排，出租渡假中心及俱樂部物業所產生。

(iii) 本集團之一間附屬公司乃按該附屬公司與關連公司協定之價格採購時尚飾物。

(b) 於二零零八年六月三十日，來自一家附屬公司之少數股東之無抵押貸款以外幣列值，為人民幣1,216,241元(二零零七年十二月三十一日：人民幣1,216,241元)及521,859美元(二零零七年十二月三十一日：521,859美元)。有關貸款為免息，並無固定還款期。該等貸款之賬面值與其公允值相約。

(c) 本集團主要管理人員之報酬：

	截至六月三十日止六個月 二零零八年 (未經審核) 千港元	二零零七年 (未經審核) 千港元
短期僱員福利	**6,166**	5,576
離職福利	**36**	90
已支付主要管理人員之報酬總額	**6,202**	5,666



17 儲備

	本公司權益持有人應佔							
	股份溢價 (未經審核) 千港元	資本贖回儲備 (未經審核) 千港元	特殊儲備 (未經審核) 千港元	匯率波動儲備 (未經審核) 千港元	物業重估儲備 (未經審核) 千港元	累計虧損 (未經審核) 千港元	總計 (未經審核) 千港元	少數股東權益 (未經審核) 千港元
於二零零七年一月一日	1,189,721	478	808,822	2,633	4,121	(1,120,378)	885,397	27,513
外匯調整	–	–	–	3,701	–	–	3,701	–
期內溢利／(虧損)	–	–	–	–	–	24,813	24,813	(1,948)
於二零零七年六月三十日	1,189,721	478	808,822	6,334	4,121	(1,095,565)	913,911	25,565
於二零零八年一月一日	1,189,721	478	808,822	8,243	–	(1,063,831)	943,433	30,547
重估盈餘	–	–	–	–	3,461	–	3,461	–
外匯調整	–	–	–	1,884	–	–	1,884	112
期內溢利／(虧損)	–	–	–	–	–	2,279	2,279	(65)
收購一間附屬公司之額外權益	–	–	–	–	–	–	–	(29,709)
於二零零八年六月三十日	**1,189,721**	**478**	**808,822**	**10,127**	**3,461**	**(1,061,552)**	**951,057**	**885**

18 或然負債

於二零零八年六月三十日，本公司或本集團有以下重大或然負債：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元（相等於11,670,000港元）（涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生）。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元（相等於21,286,000港元）。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。於獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元（相等於48,353,000港元）之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

鑑於以上所述，管理層認為產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(b) 代替本集團一商鋪租金按金向一出租人作出之銀行擔保為531,000港元（二零零七年十二月三十一日：531,000港元）。

(c) 本公司已簽立公司擔保，作為若干附屬公司獲授342,000港元（二零零七年十二月三十一日：342,000港元）之一般銀行信貸之部份抵押。



14 債券

各債券持有人有權成為由本集團一附屬公司顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，有權享用俱樂部設施而免交月費。於二零零八年六月三十日，本集團按攤銷成本列賬之債券之可贖回期間分析如下：

	二零零八年六月三十日 (未經審核) 千港元	二零零七年十二月三十一日 (經審核) 千港元
一年內	**2,421**	2,670
於第二年	**335**	385
於第三年至第五年(包括首尾兩年)	**3,483**	3,077
	3,818	3,462
	6,239	6,132

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值與其公允值相若。

15 購股權

於二零零八年六月三十日及截至該日止六個月，本公司概無尚未行使之購股權。

16 股本

	二零零八年六月三十日 (未經審核) 千港元	二零零七年十二月三十一日 (經審核) 千港元
法定：		
100,000,000,000股 (二零零七年十二月三十一日：100,000,000,000股) 每股面值0.01港元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股 (二零零七年十二月三十一日：1,650,658,676股) 每股面值0.01港元之普通股	**16,507**	16,507

於二零零二年，本公司進行了一項股本重組計劃，計劃詳情載於本公司截至二零零七年十二月三十一日止年度之法定財務報告附註32。



11 應收賬款

本集團與其貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會按個別基準考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於二零零八年六月三十日之應收賬款(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	二零零八年六月三十日 **(未經審核)** **千港元**	二零零七年十二月三十一日 *(經審核)* *千港元*
一個月之內	**2,250**	4,128
二至三個月	**489**	844
三個月以上	**2,737**	2,189
	5,476	7,161

12 按公允值計入損益中之股本投資

	二零零八年六月三十日 **(未經審核)** **千港元**	二零零七年十二月三十一日 *(經審核)* *千港元*
上市股本投資，按市值：		
香港	**176,753**	197,497
其他地方	**1,634**	397
	178,387	197,894

於二零零八年六月三十日持有之短期股本投資，於本中期財務報告獲準頒佈日期之市值約為156,557,000港元。

13 應付賬款及其他應付款項

本集團所有應付賬款及其他應付款項乃無抵押、免息及須於三個月內到期或於接獲通知時償還。



8 本公司普通股權益持有人應佔每股盈利

(a) 每股基本盈利

每股基本盈利乃根據期內本公司普通股權益持有人應佔溢利2,279,000港元(截至二零零七年六月三十日止六個月：24,813,000港元)及期內已發行普通股加權平均數1,650,658,676股(截至二零零七年六月三十日止六個月：1,650,658,676股)計算。

(b) 每股攤薄盈利

由於截至二零零八年及二零零七年六月三十日止兩個六個月期間並無存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利金額。

9 股息

董事並不建議向股東派發任何中期股息(截至二零零七年六月三十日止六個月：無)。

10 可供出售之股本投資

	二零零八年六月三十日	二零零七年十二月三十一日
	(未經審核)	*(經審核)*
	千港元	*千港元*
海外上市股本投資，按公允值	**70**	70
非上市股本投資，按成本值扣除減值虧損	**39,420**	35,378
	39,490	35,448

上述投資包括於股本證券之投資，乃指定作可供出售之金融資產及並無固定屆滿日期或票面利率。

上市股本投資之公允值根據市場報價而定。因董事認為非上市股本投資之公允值無法可靠地評估，故按成本值減任何減值虧損列賬。該等投資為非衍生工具，且主要為從事藥物研製及分銷、電子支付及銀行間跨行轉賬、軟件開發及解決方案項目服務之公司。



6 除税前溢利／(虧損)

本集團之除税前溢利／(虧損)經扣除／(計入)下列各項：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	*(未經審核)*
	千港元	*千港元*
銷售存貨成本	**49,056**	48,909
預付土地租賃款項之確認*	**41**	40
折舊*	**3,175**	5,629
應計應付款項之撥回*	**(3,927)**	(5,488)
股息收入#	**(1,742)**	(1,440)
利息收入#	**(8,822)**	(13,092)
匯兑收益淨額*	**(5,994)**	(2,337)
出售物業、機器及設備項目之虧損*	**260**	–
物業公允值(收益)／虧損及(撥回重估虧絀)淨額	**(2,312)**	3,986
按公允值計入損益中股本投資之公允值(收益)／虧損淨額*	**23,806**	(26,157)
出售按公允值計入損益中之股本投資之收益*	**–**	(1,361)

* 該等結餘已計入簡明綜合收益表中「其他經營收入／(開支)淨額」一項。

\# 該等結餘已計入簡明綜合收益表中「收入」一項。

7 税項

由於本公司及其附屬公司於本期間並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本期間產生之應課税溢利，故於截至二零零八年六月三十日止六個月之簡明綜合收益表內，並無作出香港利得税及海外所得税撥備(截至二零零七年六月三十日止六個月：無)。於截至二零零八年六月三十日止六個月，根據與税務局協定之税務評估，撥回過往年度香港利得税超額撥備4,413,000港元。

於二零零八年六月三十日，本集團若干附屬公司有關税務虧損之遞延税項資產已予確認，惟僅以須抵銷於相同附屬公司就超出相關折舊之折舊免税額所確認之任何遞延税項負債為限。由於任何其他税務虧損乃由若干已虧損有一段時間之附屬公司產生，或由若干未能預測未來可否獲得應課税溢利之附屬公司產生，故並未就其遞延税項資產進行確認。



4 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	*(未經審核)*
	千港元	*千港元*
租金收入	**452**	428
管理費	**516**	416
遞延收入攤銷	**1,504**	1,512
其他	**456**	364
	2,928	2,720

5 融資成本

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	*(未經審核)*
	千港元	*千港元*
須於五年內悉數償還之銀行貸款及透支之利息	**234**	449
融資租賃之利息	**7**	7
債券之累增利息	**125**	171
	366	627



3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入		溢利之貢獻	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	(未經審核)	*(未經審核)*	***(未經審核)***	*(未經審核)*
	千港元	*千港元*	***千港元***	*千港元*
批發及零售時裝及飾物	**98,310**	95,044	**(764)**	(4,442)
經營電訊業務	**859**	635	**(718)**	2,089
經營渡假中心及俱樂部	**8,410**	8,733	**4,903**	(305)
投資及財務管理	**10,565**	14,532	**(3,911)**	34,209
	118,144	118,944	**(490)**	31,551
未分配收入及支出淨額			**(1,454)**	(1,578)
公允值收益／(虧損)及撥回重估虧絀：				
－投資物業			**1,800**	(6,355)
－渡假中心及俱樂部物業			**512**	2,369
融資成本			**(366)**	(627)
應佔聯營公司溢利及虧損			**(2,201)**	(2,495)
税項			**4,413**	–
期內溢利			**2,214**	22,865

(b) 地區分類

	集團收入	
	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	*(未經審核)*
	千港元	*千港元*
香港	**117,193**	118,272
中國大陸	**951**	672
	118,144	118,944



1 編製基準及新增及經修訂香港財務報告準則之影響(續)

採納新增香港財務報告準則(續)

香港(國際財務報告詮釋委員會)—詮釋第14號提出，根據香港會計準則第19號「*僱員福利*」，如何評估有關定額福利計劃(特別是存在最低供款規定時)未來供款之退款或扣減款額可確認為資產之限制。

採納上述新增及經修訂香港財務報告準則並無對本集團之經營業績及財務狀況造成重大影響。

2 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在本中期財務報表內應用下列已公佈但尚未生效之新增及經修訂香港財務報告準則：

香港財務報告準則第2號(修訂)	*以股權支付：歸屬條件及註銷*[1]
香港財務報告準則第3號(經修訂)	*業務合併*[4]
香港財務報告準則第8號	*營運分類*[1]
香港會計準則第1號(經修訂)	*財務報表呈列*[1]
香港會計準則第23號(經修訂)	*借貸成本*[1]
香港會計準則第27號(經修訂)	*綜合及獨立財務報表*[4]
香港會計準則第32號及香港會計準則第1號(修訂)	*可沽售金融工具及清盤時產生之責任*[1]
香港(國際財務報告詮釋委員會)第13號	*客戶忠誠計劃*[2]
香港(國際財務報告詮釋委員會)第15號	*興建房產協議*[1]
香港(國際財務報告詮釋委員會)第16號	*海外業務投資淨額對沖*[3]

1 於二零零九年一月一日或之後開始之年度期間生效
2 於二零零八年七月一日或之後開始之年度期間生效
3 於二零零八年十月一日或之後開始之年度期間生效
4 於二零零九年七月一日或之後開始之年度期間生效

本集團現正就該等新增及經修訂香港財務報告準則於初步應用時之影響進行評估。到目前為止本集團認為，儘管採納香港會計準則第1號(經修訂)及香港財務報告準則第8號或會導致新增或經修訂披露，惟該等新增及經修訂香港財務報告準則不大可能對本集團之經營業績及財務狀況產生重大影響。



未經審核中期財務報告附註

(以港元呈列)

1 編製基準及新增及經修訂香港財務報告準則之影響

本簡明綜合中期財務報表已根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「*中期財務報告*」及香港聯合交易所有限公司(「聯交所」)頒佈之香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16編製而成。編製中期財務報表時所採納之會計政策及編製基準與截至二零零七年十二月三十一日止年度本集團之年度財務報表內所採用者均屬相同,惟於採納以下附屬公司之擁有權權益變動之新增會計政策及新增香港財務報告準則(「香港財務報告準則」)除外。

於附屬公司之擁有權權益變動

因增加附屬公司之擁有權權益而產生之收益(即附屬公司額外淨資產賬面值超過就額外權益而支付之代價)已於擁有權增加時於收益表中列賬。

採納新增香港財務報告準則

首次適用於本會計期間實施之新增香港財務報告準則(包括香港會計準則及詮釋)如下:

香港(國際財務報告詮釋委員會)—詮釋第11號	*香港財務報告準則第2號—集團及庫存股份交易*
香港(國際財務報告詮釋委員會)—詮釋第12號	*服務特許權安排*
香港(國際財務報告詮釋委員會)—詮釋第14號	*香港會計準則第19號—定額利益資產之限制,最低資本規定及其相互配合關係*

香港(國際財務報告詮釋委員會)—詮釋第11號規定,僱員獲授本集團權益工具之安排須列為權益交易計劃,即使該等工具乃由本集團向其他人士購買或由股東提供。香港(國際財務報告詮釋委員會)—詮釋第11號亦規定在涉及本集團內部兩個或以上實體以股權為付款基礎交易之會計方法。

香港(國際財務報告詮釋委員會)—詮釋第12號規定,公共對私人服務特許權安排之經營者須按照合約安排之條款,將換取建築服務而已收取或應收取之代價確認為金融資產及/或無形資產。香港(國際財務報告詮釋委員會)—詮釋第12號亦提出,在政府或公營實體授予興建作提供及/或供應公共服務之基建項目合約時,經營者應如何應用現有香港財務報告準則將當中由服務特許權安排產生之責任及權利入賬。

簡明綜合現金流量表

截至二零零八年六月三十日止六個月－未經審核
(以港元呈列)

	截至六月三十日止六個月	
	二零零八年 (未經審核) 千港元	二零零七年 (未經審核) 千港元
經營業務之現金流入／(流出)淨額	**29**	(21,795)
投資活動之現金流入／(流出)淨額	**(169,132)**	38,404
融資活動之現金流入／(流出)淨額	**(3,625)**	790
現金及現金等值增加／(減少)淨額	**(172,728)**	17,399
期初之現金及現金等值	**271,576**	27,148
外幣匯率變動影響淨額	**611**	—
期末之現金及現金等值	**99,459**	44,547
現金及現金等值之結餘分析		
現金及銀行結餘	**36,343**	28,351
於購入時原到期日少於三個月之非抵押定期存款	**63,116**	16,196
	99,459	44,547

第6至16頁之附註構成本中期財務報告之一部份。



簡明綜合權益變動表

截至二零零八年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零八年 (未經審核) 千港元	 二零零七年 (未經審核) 千港元
於一月一日之總權益		**990,487**	929,417
於期內之權益變動：			
換算海外業務財務報表之匯兌差額		**1,996**	3,701
重估盈餘	17	**3,461**	–
於權益中直接確認之溢利淨額		**5,457**	3,701
期內溢利		**2,214**	22,865
期內已確認之收入及開支總額		**7,671**	26,566
收購一間附屬公司之額外權益	17	**(29,709)**	–
於六月三十日之總權益		**968,449**	955,983
期內已確認之收入及開支總額可分配於：			
本公司權益持有人		**7,624**	28,514
少數股東權益		**47**	(1,948)
		7,671	26,566

第6至16頁之附註構成本中期財務報告之一部份。



簡明綜合資產負債表(續)

二零零八年六月三十日－未經審核
(以港元呈列)

	附註	二零零八年 六月三十日 (未經審核) 千港元	二零零七年 十二月三十一日 (經審核) 千港元
總資產減流動負債－第2頁		**993,828**	1,017,078
非流動負債			
債券	14	**3,818**	3,462
附息銀行及其他借款		**68**	114
遞延收入		**21,493**	23,015
非流動負債總額		**25,379**	26,591
資產淨值		**968,449**	990,487
權益			
本公司權益持有人應佔權益			
已發行股本	16	**16,507**	16,507
儲備	17	**951,057**	943,433
		967,564	959,940
少數股東權益	17	**885**	30,547
權益總額		**968,449**	990,487

第6至16頁之附註構成本中期財務報告之一部份。



簡明綜合資產負債表

二零零八年六月三十日－未經審核
(以港元呈列)

	附註	二零零八年 六月三十日 (未經審核) 千港元	二零零七年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、機器及設備		**80,085**	77,303
投資物業		**121,600**	113,900
預付土地租賃款項		**2,945**	2,986
商譽		**6,610**	6,610
於聯營公司之權益		**11,861**	17,258
其他應收款項		**5,424**	—
可供出售之股本投資	10	**39,490**	35,448
非流動資產總值		**268,015**	253,505
流動資產			
存貨		**44,568**	41,359
應收賬款	11	**5,476**	7,161
預付款項、按金及其他應收款項		**28,479**	33,656
預付土地租賃款項		**77**	77
按公允值計入損益中之股本投資	12	**178,387**	197,894
已抵押存款		**342**	342
定期存款		**473,181**	495,798
現金及銀行結餘		**36,343**	46,487
流動資產總值		**766,853**	822,774
流動負債			
應付賬款及其他應付款項	13	**31,855**	40,973
附息銀行及其他借款		**1,334**	4,712
債券之即期部份	14	**2,421**	2,670
其他貸款	19(b)	**5,430**	5,349
應付税項		**—**	5,497
流動負債總額		**41,040**	59,201
流動資產淨值		**725,813**	763,573
總資產減流動負債－第3頁		**993,828**	1,017,078

安寧控股有限公司(「本公司」)董事會(「董事會」)謹此呈列本公司及其附屬公司(統稱「本集團」)截至二零零八年六月三十日止六個月之未經審核簡明綜合中期業績，連同二零零七年同期之未經審核比較數字。

本中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合收益表

截至二零零八年六月三十日止六個月－未經審核
(以港元(「港元」)呈列)

		截至六月三十日止六個月	
	附註	**二零零八年**	二零零七年
		(未經審核)	*(未經審核)*
		千港元	*千港元*
收入	3	**118,144**	118,944
銷售成本		**(49,161)**	(48,998)
毛利		**68,983**	69,946
其他收入及收益	4	**2,928**	2,720
銷售及分銷費用		**(40,105)**	(39,790)
行政費用		**(32,357)**	(31,896)
其他經營收入／(開支)淨額		**(17,359)**	28,993
收購附屬公司之額外權益超越成本	19(d)	**6,688**	—
出售部份聯營公司權益之收益	19(e)	**9,278**	—
物業公允值收益／(虧損)及撥回重估虧絀淨額		**2,312**	(3,986)
融資成本	5	**(366)**	(627)
應佔聯營公司溢利及虧損		**(2,201)**	(2,495)
除稅前溢利／(虧損)	6	**(2,199)**	22,865
稅項	7	**4,413**	—
期內溢利		**2,214**	22,865
可分配於：			
本公司權益持有人		**2,279**	24,813
少數股東權益		**(65)**	(1,948)
		2,214	22,865
本公司普通股權益持有人應佔每股盈利	8		
－基本		**0.14仙**	1.50仙
－攤薄		不適用	不適用
每股股息	9	零	零

第6至16頁之附註構成本中期財務報告之一部份。


安寧控股有限公司
ENM Holdings Limited
(股份代號：0128)
END
中期報告 2008